650 West Georgia Street, Suite 2400 Vancouver, British Columbia, Canada

March 28, 2008 Melissa Feider Staff Accountant Division of Corporate Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Dear Ms. Feider:

Re:	Wordlogic Corporation (the “Company”) Form 8-K filed March 18, 2008 File No. 000-32865

The Company wishes to acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

____________________________ Darrin McCormack Chief Financial Officer